I T F TSE SYMBOL	Freegold Ventures Limited 2303 West 41St. Ave. Vancouver, BC V6M 2A3 Tel - (604) 685-1870 Fax - (604) 688-2582

November 10, 2006

BC Securities Commission

1100-865 Hornby Street

Vancouver, BC  V6Z 2H4

Dear Sir/Madame

Re: Freegold Ventures Limited

Please find enclosed the third quarter report for the period ending September 30, 2006 of  Freegold Ventures Limited.

These said reports have been mailed to all the Shareholders as is required by regulatory authorities.

Yours truly,

FREEGOLD VENTURES LIMITED

“Harry Barr”

Harry Barr

Chairman

cc: Alberta Securities Commission

cc: Ontario Securities Commission

cc: Toronto Stock Exchange

Enclosure